SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

Walker & Dunlop, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

93148P102

(CUSIP Number)

Louise Guarneri
Credit Suisse AG
Eleven Madison Avenue, New York, NY 10010
(212) 325-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 14, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 4 Pages

CUSIP No. 93148P102	13D

1	NAMES OF REPORTING PERSONS Credit Suisse AG (See Item 2)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION Switzerland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (See Item 5)
	8	SHARED VOTING POWER 1,537 (See Item 5)
	9	SOLE DISPOSITIVE POWER 0 (See Item 5)
	10	SHARED DISPOSITIVE POWER 1,537 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,537 (See Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0% (See Item 5)
14	TYPE OF REPORTING PERSON BK

Page 2 of 4 Pages

This Amendment No. 6 (“Amendment No. 6”) to Schedule 13D amends and supplements the statement on Schedule 13D originally filed on September 14, 2012, as amended and supplemented by Amendment No. 1 filed on December 14, 2012, Amendment No. 2 filed on February 11, 2013, Amendment No. 3 filed on April 10, 2013, Amendment No. 4 filed on January 14, 2014 and Amendment No. 5 filed on February 4, 2014 (the “Original Schedule 13D” and, as further amended by this Amendment No. 6, the “Statement”) with respect to the common stock, $0.01 par value per share (“Shares”), of Walker & Dunlop, Inc. (the “Company”), a Maryland corporation. The principal executive offices of the Company are located at 7501 Wisconsin Avenue, Suite 1200E, Bethesda, Maryland 20814. Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Original Schedule 13D.

Item 2.	Identity and Background

The response set forth in Item 2 of the Original Schedule 13D is hereby amended by adding the following disclosure:

On February 21, 2014, CSG announced that it had reached a settlement with the SEC with respect to the SEC’s investigation of unregistered broker-dealer and investment advisor services to U.S. clients, including violations of Section 15(a) of the Securities Exchange Act of 1934 and Section 203(a) of the Investment Advisers Act of 1940. In connection therewith, CSG agreed to pay $82,170,990 in disgorgement, $64,340,024 in prejudgment interest and a $50 million civil money penalty.

Item 5.	Interest in Securities of the Issuer

The response set forth in Item 5 of the Original Schedule 13D is hereby amended by adding the following disclosure to each subsection of Item 5 as indicated below:

(a)	As of March 18, 2014, the Reporting Person may be deemed to beneficially owns 1,537 Shares, all of which are directly owned by Credit Suisse Capital LLC. Accordingly, the Reporting Person may be deemed to beneficially own 0.0% of the outstanding Shares of the Company.

(c)	On March 14, 2014, Column sold 2,450,451 Shares to the Company pursuant to a stock purchase agreement entered into with the Company on March 14, 2014, at a purchase price of $14.50 per Share. Except as otherwise described herein, the Reporting Person has effected no transactions in the Shares since the Reporting Person filed Amendment No. 5 to Schedule 13D on February 4, 2014.
(e)	March 14, 2014

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After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CREDIT SUISSE AG

Date:  March 19, 2014

By:  /s/  Louise Guarneri

Name:  Louise Guarneri

Title:    Managing Director and Authorized Signatory,
              on behalf of the Reporting Person

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